UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 12, 2017 titled “GeoPark Announces Third Quarter 2017 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2017 OPERATIONAL UPDATE

RECORD PRODUCTION, NEW OIL FIELD DISCOVERIES,

AND EXPANDED ACREAGE

Santiago, Chile – October 12, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its operational update for the three-month period ended September 30, 2017 (“3Q2017”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Third Quarter Highlights

Oil and gas production up 28%

•	Consolidated oil and gas production up 28% to 28,325 boepd (up 8% compared to 2Q2017)

•	Oil production increased by 37% to 23,237 bopd (up 6% compared to 2Q2017)

•	Colombian oil production increased by 43% to 22,301 (up 6% compared to 2Q2017)

•	Gas production declined by 1% to 30.5 mmcfpd (up 21% compared to 2Q2017)

•	Current production exceeds 29,000 boepd, with the year-end exit production goal of 30,000+ boepd on target and average annual 2017 production close to the high end of the range, 26,500 – 27,500

Colombia drilling success drives gross production to over 50,000 bopd

In the Llanos 34 block (GeoPark operated, 45% WI):

•	Curucucu 1 exploration well discovered new oil field, and currently producing 1,600 bopd

•	Jacana 12 appraisal well successfully drilled and currently producing 3,100 bopd

•	Tigana Norte 2 development well successfully drilled and currently producing 2,000 bopd

•	Jacana 10 appraisal well successfully drilled and currently producing 900 bopd

•	Jacana 13 and 17 appraisal wells drilled and completed with testing planned in fourth quarter

•	New wells drilled are currently producing more than 7,500 bopd gross

Argentina drilling success and new oil field discovery

•	CN-V block (GeoPark operated, 50% WI): Rio Grande Oeste 1 exploration well discovered new oil field. Initiating long-term test

•	Puelen block (GeoPark non-operated, 18% WI): three shallow exploration wells drilled, with two wells to be completed and tested in fourth quarter

Brazil acreage added to GeoPark’s high potential low cost Latin American asset platform

•	Bid on and awarded a new attractive block in Brazil Round 14 in the proven mature onshore Potiguar Basin that fits with other GeoPark properties

•	Total commitment (bonus plus work program) of less than $500,000

2020 Bond refinanced at lower cost, extended maturity and increased amount

•	Strengthened balance sheet with successful placing of $425 million Bond under Regulation S and Rule 144 A, maturing in September 2024 with a 6.5% coupon

•	Funds were used to repay substantially all existing financial debt, to provide financial flexibility and for general corporate purposes

•	Offering was oversubscribed by more than 4x with top tier and high-quality investors

Catalysts in 4Q2017

Colombia:

•	Continued delineation of the expanding Tigana/Jacana complex with a focus in northern Tigana and southern Jacana oil fields and delineate the area between Tigana and Jacana: two already-drilled wells to be tested, two new appraisal wells to further test field boundaries, and two new development wells to increase production

Argentina:

•	Production start-up with long-term testing in Rio Grande Oeste oil field in CN-V block

•	Exploration drilling start-up in Sierra del Nevado block (GeoPark non-operated, 18% WI) in Neuquen Basin

Brazil:

•	Exploration drilling in POT-T-747 block (GeoPark operated, 70% WI) in the Potiguar Basin

New hedges provide $50-$52/barrel oil price floor in 2018

•	Secured minimum Brent price of $50/barrel and $52/barrel for 11,000 bopd and 8,000 bopd in 1Q2018 and 2Q2018, respectively

•	New volumes complement existing hedged production of 12,000 bopd through December 2017 with a minimum Brent price of $50-$51/barrel

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2017, as compared to 3Q2016:

	3Q2017			3Q2016
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	22,367	22,301	396	15,678	43%
Chile	2,817	891	11,556	3,756	-25%
Brazil	3,141	45	18,576	2,636	19%
Total	28,325	23,237	30,528	22,070	28%
a)	Includes royalties paid in kind in Colombia for 774 bopd approximately in 3Q2017. No royalties were paid in kind in either Chile or Brazil.

Quarterly Production Evolution

(boepd)	3Q2016	4Q2016	1Q2017	2Q2017	3Q2017
Colombia	15,678	17,535	19,330	21,015	22,367
Chile	3,756	3,523	3,351	2,450	2,817
Brazil	2,636	2,535	2,499	2,658	3,141
Total	22,070	23,593	25,180	26,123	28,325
Oil	16,942	18,798	20,487	21,930	23,237
Gas	5,128	4,795	4,693	4,193	5,088

Oil and Gas Production Update

Consolidated:

Continued significant oil production growth of 43% in Colombia increased average consolidated oil and gas production to 28,325 boepd in 3Q2017 from 22,070 boepd in 3Q2016. The increase was mainly attributed to new production from the Tigana/Jacana oil fields with four new wells put into production plus the Curucucu oil field discovery. Production from Jacana 12 and Tigana Norte 2 wells were only initiated in the second half of September. On a consolidated basis, gas production in Chile and Brazil increased by 22% compared to the previous quarter.

Oil represented 82% of the total reported production in 3Q2017 (vs. 77% in 3Q2016 and 84% in 2Q2017) resulting from the successful drilling campaign in the Llanos 34 block and a recuperated level of gas production in Chile and Brazil.

Colombia:

Average net production in Colombia grew 43% to 22,367 boepd in 3Q2017 compared to 15,678 boepd in 3Q2016, primarily attributed to exploration, appraisal and development drilling success in the Tigana/Jacana oil field complex in the Llanos 34 block, which represented 95% of GeoPark’s Colombian production in 3Q2017.

The 3Q2017 drilling campaign in the Llanos 34 block continued to provide positive results, as follows:

•	Curucucu 1 exploration well was successfully drilled exploring a new fault trend to the east of Tigana/Jacana fault trend, adjacent to the Jacamar oil field. The well is currently producing 1,600 bopd.

•	Jacana 12 appraisal well was drilled to a total depth of 11,508 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 3,100 bopd of 15.8 degrees API, with less than 0.1% water cut, through a choke of 64/64 inches and wellhead pressure of 45 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. The Jacana 12 well was drilled to a bottom-hole location that is approximately 1,300 meters south of the Jacana 11 appraisal well.

•	Tigana Norte 2 was drilled to a total depth of 11,154 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,980 bopd of 14.7 degrees API, with less than 1.0% water cut, through a choke of 70/64 inches and wellhead pressure of 80 pounds per square inch. Additional production history is required to determine the stabilized flow rates of the well.

•	Jacana 10 appraisal well was successfully drilled and completed to test the northern limits of the Jacana oil field. The well is currently producing 900 bopd.

•	Jacana 13 and 17 appraisal wells were drilled and cased, and preliminary logging information indicated the presence of hydrocarbons in the Guadalupe formation in both wells. The wells are to be tested in the fourth quarter.

For a summary of upcoming drilling activities, please refer to the section 4Q2017 Drilling Schedule below.

Chile:

Average net oil and gas production in Chile decreased by 25% to 2,817 boepd in 3Q2017 compared to 3,756 boepd in 3Q2016 due to the natural decline in the fields. The resulting production mix during 3Q2017 was 68% gas and 32% oil (vs. 66% gas and 34% oil in 3Q2016). The Fell block represented 98% of GeoPark’s Chilean production.

Uaken 1 exploration well was drilled to a total depth of 3,600 feet, targeting a gas prospect in El Salto formation in the Fell block (GeoPark operated, 100% WI). Preliminary logging information indicates gas in the upper and lower zones of the formation. GeoPark is currently seeking customary regulatory approvals to carry out testing activities, which are expected in the fourth quarter.

Brazil:

Average net production in the Manati gas field (GeoPark non-operated, 10% WI) improved by 19% to 3,141 boepd in 3Q2017 compared to 2,636 boepd in 3Q2016. Industrial demand for gas in Brazil recovered in the third quarter resulting in increased production compared to the second quarter.

GeoPark was awarded a new attractive exploration block in Brazil bid Round 14. The POT-T-785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras, where GeoPark’s technical team has identified three leads. GeoPark committed to an investment of approximately $500,000, including bonus and work program commitments, during the first exploration period ending December 2020. Potiguar is a mature proven basin that has undergone significant oil and gas activities for the past 50 years with more than 70 oil and gas fields currently in production.

Argentina:

During 3Q2017 GeoPark announced the discovery of the Rio Grande Oeste oil field in CN-V block in the Neuquen Basin. Rio Grande Oeste 1 exploration well showed potential net pay of 400 feet and successfully tested 300 bopd gross. GeoPark constructed an early production facility to begin production in a long-term test during the fourth quarter.

Also in 3Q2017, three exploration wells were drilled in Puelen block, with two of these expected to be completed and tested by the operator, Pluspetrol, in the fourth quarter. New exploration drilling in Sierra del Nevado block (GeoPark non-operated, 18% WI) is also expected in the fourth quarter.

The Puelen and Sierra del Nevado blocks are in the Neuquen Basin. The Puelen block is located north of the producing El Corcobo oil field, operated by Pluspetrol and the Sierra del Nevado block is located east of the Llancanelo oil field, operated by YPF.

4Q2017 Drilling Schedule

The following is a summary of expected activities scheduled for 4Q2017 with estimated total net capital expenditures of $20-30 million (drilling and completion costs of $10-15 million plus facilities and other costs of $10-15 million).

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Sur Oeste 3	Colombia	Llanos 34	45%	Development
2	Tigana Sur Oeste 7	Colombia	Llanos 34	45%	Appraisal
3	Jacana 13[b]	Colombia	Llanos 34	45%	Appraisal
4	Jacana 17[b]	Colombia	Llanos 34	45%	Appraisal
5	Tigana Norte 3	Colombia	Llanos 34	45%	Development
6	Tigana Norte 4	Colombia	Llanos 34	45%	Appraisal
7	Sierra del Nevado 1	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
8	Sierra del Nevado 2	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
9	Sierra del Nevado 3	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
10	Sierra del Nevado 4	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
11	JET	Brazil	POT-T-747	70%[c]	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilled in 3Q2017 with testing planned in fourth quarter

c)	A 30% working interest of proposed partners is subject to ANP approval

OTHER NEWS / RECENT EVENTS

Reporting dates for 3Q2017 results release, conference call and work program and investment guidelines for 2018

GeoPark will report its 3Q2017 financial results on Wednesday, November 15, 2017, after the market closes.

In conjunction with the 3Q2017 results press release, GeoPark’s management will host a conference call on Thursday, November 16, 2017 at 10:00 am (Eastern Standard Time) to discuss 3Q2017 financial results and the work program and investment guidelines for 2018.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 99494005

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

MEDIA

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 12, 2017